Ravel Health

Consolidated Financial Statement for the Period Ended

December 31, 2023

(These financials are not audited)

Ravel Health
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Mercury Bank Acct	52,412.15
Stripe Account	500.00
Total Checking/Savings	52,912.15
Total Current Assets	52,912.15
TOTAL ASSETS	**52,912.15**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	3,828.94
Total Accounts Payable	3,828.94
Total Current Liabilities	3,828.94
Total Liabilities	3,828.94
Equity	
Drake Equity	4,999.00
Jamie Equity	12,000.00
Kevin Equity	34,778.53
WeFunder Investments	71,876.25
Williams Equity	10,000.50
Retained Earnings	-53,509.57
Net Income	-31,061.50
Total Equity	49,083.21
TOTAL LIABILITIES & EQUITY	**52,912.15**

8:28 PM
01/22/24
Accrual Basis

Ravel Health
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Contribution Income	300.00
Lab Income	513.00
Service Income	16,676.00
Supplement Income	685.02
Total Income	18,174.02
Cost of Goods Sold	
Providers	13,693.45
Supplement Expenses	44.69
Testing	99.75
Total COGS	13,837.89
Gross Profit	4,336.13
Expense	
CMO Consulting	5,000.00
Computer Software	646.44
Email and Software	399.69
Insurance Expense	4,544.72
Legal	15,286.25
License Fees	929.00
Marketing	997.06
Office Supplies	12.50
Payment Processing Fees	522.07
PO Box Rental	264.00
Professional Fees	800.00
Telephone Expense	100.83
Travel Expense	277.95
Website Development	5,617.12
Total Expense	35,397.63
Net Ordinary Income	-31,061.50
Net Income	**-31,061.50**

Ravel Health
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-31,061.50
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	3,828.94
Loan from Owner- Kevin	-1,085.83
Net cash provided by Operating Activities	-28,318.39
FINANCING ACTIVITIES	
Jamie Equity	4,138.46
Kevin Equity	2,000.00
WeFunder Investments	71,876.25
Retained Earnings	1,085.83
Net cash provided by Financing Activities	79,100.54
Net cash increase for period	50,782.15
Cash at beginning of period	2,130.00
Cash at end of period	**52,912.15**

	Class M Units		Class A Units		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance							
Contributions	42,499	2	995,000	2	$78,014.71	$55,640	$133,654.28
Other Comprehensive Gain (Loss)						-53,509.57	-53,509.57
Net Income						-31,061.50	-31,061.50
Ending Balance, December 31, 2023	42,499	2	995,000	2	$78,014.71	($28,931.50)	$49,083.21

RAVEL HEALTH NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2023

Summary of Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information through December 31, 2023. Ravel Health was incorporated in the State of Colorado on October 2, 2019.

Ravel Health is a virtual, integrative nationwide clinic specializing in chronic Lyme and tickborne disease. Our goal is to provide affordable, on-demand care from highly vetted Lyme-literate physicians, all from the comfort of home.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Ravel Health LLC, (the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a very limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.